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SEC FILE NUMBER
001-31254

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The BISYS Group, Inc.

Full Name of Registrant

Former Name if Applicable

105 Eisenhower Parkway

Address of Principal Executive Office (Street and Number)
Roseland, New Jersey 07068

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company filed its Annual Report on Form 10-K for the year ended June 30, 2006 on December 18, 2006 and filed its Quarterly Report on Form 10-Q for the first quarter ended September 30, 2006 on February 2, 2007. As previously reported, these reports were delayed for the reasons set forth in the Company’s Form 12b-25 dated September 14, 2006 and the Company’s Form 12b-25 dated November 9, 2006, respectively. As a result, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (“Q2 Fiscal 2007 Form 10-Q”) within the prescribed time. The Company is endeavoring to complete its Q2 Fiscal 2007 Form 10-Q report and as soon as is practicable, but will not be in a position to file the report by February 14, 2007, the end of the extension period. The Company currently expects that the Q2 Fiscal 2007 Form 10-Q filing will be made in early to mid March 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Bruce D. Dalziel	973	461-2500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Information Services business has been reflected as a discontinued operation for all periods in Fiscal 2006. In addition, during the three and six months ended December 31 2005, the Company was carrying $300 million of convertible notes that was paid off in March 2006 from the sale of the Information Services Segment. The Company has not yet completed the preparation of its financial statements for the second quarter of fiscal 2007, however, it is expected that this reduced debt will result in a decrease in interest expense for the three and six months ended December 31 2006 of approximately $4 million and $9 million, respectively, compared to the corresponding periods in Fiscal 2006.

The BISYS Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	February 12, 2007	By	/s/ Bruce D. Dalziel

Bruce D. Dalziel Executive Vice President and Chief Financial Officer